 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

GRUBB & ELLIS APARTMENT REIT, INC.
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC, MPF REIT FUND 1, LLC, MPF INCOME FUND 24, LLC, MPF BLUE RIDGE FUND I, LLC, MPF PLATINUM FUND, LP, MPF INCOME FUND 26, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 9, LLC, MP VALUE FUND 7, LLC; SCM SPECIAL FUND 2, LP ; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,000,000	$142.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.00 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC, MPF REIT Fund 1, LLC, MPF INCOME FUND 24, LLC, MPF BLUE RIDGE FUND I, LLC, MPF PLATINUM FUND, LP, MPF INCOME FUND 26, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 9, LLC, MP VALUE FUND 7, LLC; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”)  in Grubb & Ellis Apartment REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $2.00 per Share, less the amount of any dividends declared or made with respect to the Shares between June 10, 2010 (the “Offer Date”) and July 30, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date.  Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had 5,593 holders of record owning an aggregate of 17,578,423 Shares as of December 31, 2009, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2009.  The Purchasers and their affiliates currently beneficially own no Shares.  The 1,000,000 Shares subject to the Offer constitute 5.69% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $2,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation’s principal executive offices is 1551 N. Tustin Avenue, Suite 300, Santa Ana, California, 92705, and its phone number is (714) 667-8252.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated June 10, 2010

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated June 10, 2010
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 10, 2010

MPF Flagship Fund 14, LLC, MPF REIT Fund 1, LLC, MPF Income Fund 24, LLC, MPF Blue Ridge Fund I, LLC, MPF Platinum Fund, LP, MPF Income Fund 26, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 9, LLC, MP Value Fund 7, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President